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FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE Delegate General Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	MR. PAUL ROBILLARD Corporate Treasurer Hydro-Québec 75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2005 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (f): Quarterly Report for the first quarter ended March 31, 2006

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ PAUL ROBILLARD Authorized Officer
Name: Paul Robillard Title: Corporate Treasurer

Date: May 12, 2006

HYDRO-QUÉBEC
Quarterly Report

First Quarter 2006

Message from the Chairman of the Board and the President and Chief Executive Officer

Summary of results

In the first quarter of 2006, income from continuing operations totaled $1,098 million, or $59 million more than in the first quarter of 2005, primarily because of a reduction in financial expenses.

Operating income remained relatively stable at $1,636 million, versus $1,627 million in 2005. This slight increase reflects growth in short-term net electricity exports, but was mitigated by the cost of external supply secured in 2005 for consumption in excess of the heritage pool and by the rise in pension expense on account of the actuarial effect of lower long-term interest rates on financial markets.

Income from discontinued operations was $31 million, up $16 million over 2005, primarily because of the $29-million gain on the sale of our interest in an underwater link, the Cross Sound Cable in the United States. However, we recorded lower net income from our Chilean interest, mainly because of non-recurring exchange gains recognized in 2005.

Net income for the quarter ended March 31, 2006, was $1,129 million, for a year-over-year increase of $75 million.

Consolidated results

Revenue in the first quarter of 2006 totaled $3,213 million, $77 million more than in the first quarter of 2005. This increase was driven mainly by growth in short-term electricity sales outside Québec and, to a lesser degree, higher revenue from sales in Québec.

Total expenditure was $1,577 million, up $68 million over 2005 due to the higher cost of external supply for consumption in excess of the heritage pool and the increase in pension expense. These were partially offset by lower short-term electricity purchases outside Québec.

Financial expenses were $537 million, or $48 million less than in 2005, mainly because of the positive impact of the Canadian dollar's appreciation on interest expense.

Discontinued operations contributed $31 million to net income for the quarter, an increase of $16 million over 2005. This increase was mostly derived from the $29-million gain on the sale in February of our interest in the Cross Sound Cable. This gain was nonetheless mitigated by reduced net income from our Chilean interest, due to higher financial expenses as a result of non-recurring exchange gains recognized in the first quarter of 2005. However, our Chilean interest posted slightly higher current operating results than it did last year.

Segmented results

Generation

In the first quarter of 2006, Hydro-Québec Production earned net income of $807 million, compared to $715 million in 2005. This increase was primarily attributable to the increase in short-term net sales outside Québec.

Transmission

Hydro-Québec TransÉnergie's net income stood at $94 million, up $11 million over last year due to an additional $11 million in transmission service sales volume, bringing total revenue to $632 million in 2006.

Distribution

Hydro-Québec Distribution posted net income of $213 million, compared to $277 million in 2005.

Sales volume was 49.6 TWh, which was relatively stable compared to the first quarter of 2005. The effect of milder temperatures at the beginning of the year was offset by higher baseload demand, chiefly from industrial customers.

Total revenue from electricity sales in Québec was $2,732 million, up $15 million or 0.6% over 2005, essentially as a result of the April 2005 rate adjustment.

Expenditure was up $96 million, mainly because of the cost of the external supply secured in 2005 for consumption in excess of the heritage pool and because of the increase in pension expense.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d'énergie de la Baie James.

The volume of activity totaled $366 million, as against $285 million in 2005, for an increase of $81 million. As in 2005, several major projects requiring sizable capital outlay are under way for Hydro-Québec Production and Hydro-Québec TransÉnergie.

Investment

The investment program for 2006 is in excess of $4 billion. Development activities account for almost 60% of this amount, or $2.3 billion, divided up as follows: $1.4 billion for hydro projects — Eastmain-1, Chute Allard/Rapides-des-Coeurs, Peribonka, and Eastmain-1-A/Sarcelle/Rupert — and $900 million to bring the new generating stations onto the grid, meet growth in demand from Québec customers and continue the deployment of the Energy Efficiency Plan. A further $1.7 billion will be earmarked for current operations, such as maintaining and upgrading our assets.

At March 31, 2006, investments in fixed and intangible assets totaled $626 million, compared to $487 million in 2005. As anticipated, a large portion of this amount was devoted to hydro development projects.

In the area of transmission, work to connect the future Eastmain-1 generating station and install de-icing equipment at Lévis substation continued. In distribution, efforts were maintained to meet growth in baseload demand, improve service quality, notably with the Customer Information System (CIS) project, and achieve the objectives of the Energy Efficiency Plan.

Financing

The Corporation's borrowing program for 2006 amounts to $3.1 billion. The proceeds will be used to refinance debt maturing this year and to sustain growth in the investment program.

The Corporation capitalized on demand for its securities and low long-term interest rates by reopening, three times, the bond issue it launched in January 2005, maturing in February 2040. All borrowings were made on the Canadian market. The first two transactions, totaling close to $1.2 billion, were carried out during the first quarter. The third transaction, a $588-million borrowing, was done at the end of March and closed in April. The average cost of these borrowings amounted to 4.9%.

/s/ Michael L. Turcotte	/s/ Thierry Vandal
Michael L. Turcotte Chairman of the Board	Thierry Vandal President and Chief Executive Officer

May 12, 2006

CONSOLIDATED STATEMENTS OF OPERATIONS
In millions of Canadian dollars
(unaudited)

		Three months ended March 31
	Notes	2006	2005

Revenue		3,213	3,136
Expenditure
Operations		569	542
Electricity and fuel purchases		363	332
Depreciation and amortization		491	483
Taxes		154	152

		1,577	1,509
Operating income		1,636	1,627
Financial expenses	2	537	585

Income from continuing operations before non-controlling interest		1,099	1,042
Non-controlling interest		1	3

Income from continuing operations		1,098	1,039
Discontinued operations	3	31	15

Net income		1,129	1,054

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
In millions of Canadian dollars
(unaudited)

	Three months ended March 31
	2006	2005

Balance at beginning of period	13,075	11,949
Net income	1,129	1,054

Balance at end of period	14,204	13,003

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
In millions of Canadian dollars

	Notes	As at March 31 2006 (unaudited)	As at December 31 2005 (audited)
ASSETS
Property, plant and equipment		50,750	50,588
Current assets
Cash and cash equivalents		85	16
Investments		99	322
Accounts receivable		2,444	1,764
Swaps and sinking funds		729	685
Materials, fuel and supplies		369	343
Assets held for sale	3	157	145

		3,883	3,275
Other long-term assets
Investments		224	221
Swaps and sinking funds		1,680	1,749
Goodwill		10	10
Intangible assets		624	639
Other assets		1,810	1,784
Assets held for sale	3	2,004	2,166

		6,352	6,569
		60,985	60,432

LIABILITIES AND SHAREHOLDER'S EQUITY
Long-term debt		31,476	31,279
Current liabilities
Borrowings		369	20
Accounts payable and accrued liabilities		1,757	1,929
Dividends payable		—	1,126
Accrued interest		546	927
Current portion of long-term debt		3,517	3,148
Liabilities related to assets held for sale	3	205	172

		6,394	7,322
Asset retirement obligations		289	282
Other long-term liabilities		2,698	2,548
Long-term liabilities related to assets held for sale	3	1,182	1,213
Perpetual debt		379	379
Non-controlling interest		34	33
Shareholder's equity
Share capital		4,374	4,374
Retained earnings		14,204	13,075
Translation adjustments		(45)	(73)

		18,533	17,376
		60,985	60,432

Commitments and contingencies	6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of Canadian dollars
(unaudited)

		Three months ended March 31
	Notes	2006	2005

Operating activities
Income from continuing operations		1,098	1,039
Non-cash items
Depreciation and amortization
Property, plant and equipment		435	430
Intangible assets		29	27
Regulatory assets		23	15
Deferred charges		3	4
Discounts and other deferred credits related to long-term debt		(50)	(22)
Other		24	94
Change in non-cash working capital items		(1,202)	(933)

		360	654
Investing activities
Property, plant and equipment and intangible assets		(626)	(487)
Long-term investments		—	3
Disposal of investments, net of divested cash and cash equivalents		164	—
Net change in short-term investments		223	60
Other		(31)	(34)

		(270)	(458)
Financing activities
Issuance of long-term debt		1,394	2,195
Repayment of long-term debt at maturity and sinking fund redemption		(579)	(660)
Inflows resulting from credit risk management		—	195
Outflows resulting from credit risk management		(50)	(180)
Net change in short-term borrowings		349	4
Dividends paid		(1,126)	(1,350)
Other		—	(2)

		(12)	202
Change in foreign exchange on cash and cash equivalents		—	2

Cash flows from continuing operations		78	400
Cash flows from discontinued operations	3	10	(6)

Net change in cash and cash equivalents		88	394
Cash and cash equivalents at beginning of period		92	97

Cash and cash equivalents at end of period		180	491

Cash and cash equivalents
Continuing operations		85	491
Discontinued operations		95	—

		180	491

Supplementary cash flow information	4

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
Three month period ended March 31, 2006 and 2005
Amounts in tables are in millions of Canadian dollars

Note 1 — Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reflect the accounting procedures and practices that are generally accepted by the Régie de l'énergie. Given that these procedures and practices are taken into account in the consolidated financial statements, the timing of the recognition of certain costs in consolidated operations is modified, resulting in the recognition of regulatory assets.

The quarterly consolidated financial statements and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's Annual Report 2005.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those described in Hydro-Québec's Annual Report 2005.

Certain figures of the previous year have been reclassified in order to conform to the presentation adopted in the current year.

The Corporation's quarterly financial results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters, as the charts in the Consolidated Financial Highlights demonstrate.

Note 2 — Financial Expenses

	Three months ended March 31
	2006	2005

Interest
Interest on debt securities	577	584
Amortization of discounts and borrowing expenses	2	9

	579	593

Exchange (gain) loss	(7)	22
Loan guarantee fees(a)	40	39

	33	61

Less
Capitalized financial expenses	68	62
Net investment income	7	7

	75	69

	537	585

(a)
Guarantee fees paid to the shareholder.

Note 3 — Discontinued Operations and Assets Held for Sale

In 2005, Hydro-Québec adopted a plan to sell off some of its foreign interests. As a result, the related assets and liabilities were classified as being held for sale. The results for these interests are classified under Corporate and Other Activities for the purpose of presenting segmented information. Further to the adoption of this plan, the following transactions took place in 2006:

On January 18, 2006, Hydro-Québec concluded the sale of its interest in Hidroeléctrica Río Lajas S.A., through its subsidiary Hydro-Québec International, for a cash consideration of $5 million, giving rise to a loss on disposal which is not significant.

On February 27, 2006, Hydro-Québec concluded the sale of its interest in Cross-Sound Cable Company, LLC, for a consideration of $182 million, giving rise to a $29-million gain on disposal. The transaction includes the sale of units held and the repayment of the loan granted by Hydro-Québec to Cross-Sound Cable Company, LLC.

On March 29, 2006, Hydro-Québec concluded the sale of its interest in MurrayLink HQI Australia Pty Ltd, through its subsidiary HQI Australia Pty Ltd, for a cash consideration of $60 million. This transaction gave rise to a $4-million loss on disposal, recorded in the first quarter.

Also, on July 15, 2005, Hydro-Québec concluded the sale of the principal assets held by its subsidiary HydroSolution, Limited Partnership, for a cash consideration of $92 million, resulting in a gain on disposal of $48 million. HydroSolution was part of the Distribution segment, for the purpose of presenting segmented information.

The following table presents operating results and cash flows from interests presented as discontinued operations:

	Three months ended March 31
	2006	2005

Operations
Revenue	92	76

Income before gains on disposal	6	15
Gains on disposal	25	—

Income from discontinued operations	31	15

Cash flows
Operating activities	35	10
Investing activities	(17)	(16)
Financing activities	(9)	(1)
Change in foreign exchange on cash and cash equivalents	1	1

Cash flows from discontinued operations	10	(6)

The assets and liabilities of operations sold, as at the disposal date, were as follows:
Cash and cash equivalents	4
Other current assets	8
Long-term assets	211
Current liabilities	109
Long-term liabilities	20

	94

Note 4 — Supplementary Cash Flow Information

	Three months ended March 31
	2006	2005

Change in non-cash working capital items
Accounts receivable	(559)	(405)
Materials, fuel and supplies	(26)	(2)
Accounts payable and accrued liabilities	(235)	(151)
Accrued interest	(382)	(375)

	(1,202)	(933)

Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	9	1

Cash and cash equivalents paid during the year
Interest paid	923	857

Note 5 — Employee Future Benefits

Three months ended March 31
	Pension Plan		Other plans
	2006	2005	2006	2005

Accrued benefit cost	74	41	24	20

Note 6 — Commitments and Contingencies

As at March 31, 2006, the potential maximum amount the Corporation could have to pay under letters of credit or guarantees totaled $410 million. Of this amount, $313 million relates to the purchase of energy, for which a liability in the amount of $23 million has been recorded. Some guarantees expire between 2006 and 2019, while others do not have maturity dates.

Note 7 — Segmented Information

During the quarter ended March 31, 2006, a Technology Group was formed, basically covering activities related to technology and telecommunications development. These activities are presented under Corporate and Other Activities and comprise the transmission system telecommunications activities previously included in the Transmission segment.

The corresponding information has been reclassified in order to conform to the presentation adopted in the current year.

Three months ended March 31, 2006
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations	Total
Revenue
External customers	434	9	2,750	—	21	(1)	3,213
Intersegment	1,387	623	14	366	261	(2,651)	—
Income (loss) from continuing operations	807	94	213	—	(15)	(1)	1,098
Discontinued operations	—	—	—	—	31	—	31
Net income (loss)	807	94	213	—	16	(1)	1,129
Total assets	27,793	15,633	10,949	247	6,608	(245)	60,985

Three months ended March 31, 2005
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations	Total
Revenue
External customers	401	5	2,731	—	17	(18)	3,136
Intersegment	1,349	617	13	285	250	(2,514)	—
Income (loss) from continuing operations	715	83	276	—	(34)	(1)	1,039
Discontinued operations	—	—	1	—	14	—	15
Net income (loss)	715	83	277	—	(20)	(1)	1,054
Total assets	26,596	15,270	10,595	259	6,446	(186)	58,980

Note 8 — Subsequent Event

On April 18, 2006, the Régie rendered a decision authorizing the Transmission Provider to modify its electricity transmission rates retroactively to January 1, 2005. The main impact of the decision is a $170-million increase in the amount paid for the transmission services needed to deliver electricity to Québec customers. The Régie had already authorized the Distributor to take this increase into account in its next rate filings.

CONSOLIDATED FINANCIAL HIGHLIGHTS
In millions of Canadian dollars
(unaudited)

Summary of Operations	Three months ended March 31

	2006	2005	Change (%)

Revenue	3,213	3,136	2.5	UP
Expenditure	1,577	1,509	4.5	UP
Financial expenses	537	585	8.2	DOWN
Non-controlling interest	1	3	66.7	DOWN
Discontinued operations	31	15	106.7	UP
Net income	1,129	1,054	7.1	UP

	2006				2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net Income	1,129				1,054	402	391	405
Revenue	3,213				3,136	2,464	2,465	2,825
Revenue from Electricity Sales in Québec	2,732				2,717	2,026	1,919	2,459
Revenue from Electricity Sales Outside Québec	354				334	349	469	312

Quarter Highlights

Rate-setting

In setting the electricity rates for 2006-2007, the Régie de l'énergie recognized the increase in supply costs and the importance of rates that give a true price signal. After an average 5.3% increase, the new rates (in effect since April 1, 2006) will add $4.95 to the average residential customer's monthly bill. Hydro-Québec Distribution will continue its efforts to promote energy efficiency and to help its customers reduce their electricity consumption. In fall 2005, the Distributor raised its target for recurring energy savings from 3 to 4.1 TWh, to be reached by 2010.

Energy Efficiency Plan budget

On March 30, the Régie approved a budget of $170.9 million for the Energy Efficiency Plan (EEP) filed by Hydro-Québec Distribution for 2006. It approved the new Plant Retrofit program, which should generate recurring savings of 500 GWh by 2010, and the adaptation of EEP programs for customers in off-grid systems. It asked the division to consider the special needs of low-income households and to enhance the programs offered to these customers. It also asked the division to step up its efforts to encourage business customers, especially in the institutional sector, to participate in energy efficiency programs.

Wind integration

In February, the Régie approved an agreement for the integration of 990 MW of wind power into the grid. The agreement, signed by the Distributor and the Generator on June 9, 2005, provides for balancing and firming services for the wind energy brought on stream as a result of the Distributor's May 2003 call for tenders.

Customer generation

In February, the Régie approved the rates and conditions of service for on-site generation by residential and commercial customers. The decision enables self-generators to improve the profitability of their generating equipment. Only renewable sources such as wind, hydro, photovoltaic solar, biogas and forest biomass are eligible. Customers may feed their surpluses into the Distributor's grid; these surpluses will be credited to their account, thus reducing their electricity bill during periods when their consumption exceeds their output.

Connection of three generating stations

Péribonka. On February 1, 2006, the Régie authorized Hydro-Québec TransÉnergie to connect Péribonka generating station (385 MW, under construction) to the power system. A 161-kV double-circuit line about 120 km long will connect the switchyard to the grid via the new Simard substation. The project is estimated at $184.5 million and is scheduled to come online March 1, 2008.

Chute-Allard and Rapides-des-Coeurs. In March, the Régie authorized Hydro-Québec TransÉnergie to connect Chute-Allard and Rapides-des-Coeurs generating stations to the power system. This $104.5-million project consists in building a 230-kV single-circuit line 30 km long between these two generating stations and a 31.4-km line between Rapides-des-Coeurs and Rapide-Blanc. It will also require the addition of series compensation at Des Hêtres substation and other related work. Commissioning of the first units will take place in November 2007 at Chute-Allard and one month later at Rapides-des-Coeurs.

Sale of three holdings

In January, Hydro-Québec sold its stake in Hydroeléctrica Río Lajas S.A. of Costa Rica to Corporación de Inversiones Abonos Superior, S.A., its Costa Rican partner.

In February, Hydro-Québec sold its stake in Cross-Sound Cable Company, LLC to Babcock & Brown Infrastructure Ltd for US$160 million (C$182 million), realizing a gain of C$29 million. The 24-km, 330-MW underwater cable links New Haven, Connecticut, to Brookhaven, Long Island, NY.

In March, Hydro-Québec sold its stake in the Australian interconnector owner MurrayLink HQI Australia Pty Ltd to Australian Pipeline Trust for AU$72 million (C$60 million). Hydro-Québec and SNC-Lavalin had been joint owners since 2002 in the 180-km underground link between the states of Victoria and South Australia.

Generations Fund

        On March 23, the Québec government announced the creation of a "Generations Fund" for reduction of the provincial debt. Hydro-Québec will contribute to the fund by paying water royalties and a portion of the profits from exports (the latter is currently under study). As provided for in the Watercourses Act, water royalties in 2006 are $3.28 per 1,000 kilowatthours of generation, and are adjusted annually to the rise in the Consumer Price Index.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4
Ce rapport est également publié en français.
www.hydroquebec.com
ISSN 0848-5836
2006G001-1A

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CONSOLIDATED STATEMENTS OF OPERATIONS In millions of Canadian dollars (unaudited)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS In millions of Canadian dollars (unaudited)
CONSOLIDATED BALANCE SHEETS In millions of Canadian dollars
CONSOLIDATED STATEMENTS OF CASH FLOWS In millions of Canadian dollars (unaudited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) Three month period ended March 31, 2006 and 2005 Amounts in tables are in millions of Canadian dollars
CONSOLIDATED FINANCIAL HIGHLIGHTS In millions of Canadian dollars (unaudited)